Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

October 29, 2007



By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.



Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Brief Statements of Interim Financial Results dated October 29, 2007 (Consolidated basis. USGAAP) [English translation].

**Sumitomo Corporation**
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata

Corporate Officer,

General Manager of the Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

**For Immediate Release**

# Sumitomo Corporation Announces Interim Financial Results for the fiscal year 2007

On October 29, 2007, Sumitomo Corporation announced its consolidated results for the six-month period ended September 30, 2007, prepared on the basis of accounting principles generally accepted in the United States of America.
Net income for the six-month period was 112.0 billion yen, an increase of 9.9 billion yen or representing 10% growth from the same period of the previous year.

## 1. Operating results

○ Gross profit was 467.2 billion yen, an increase of 51.6 billion yen or representing 12% growth from the same period of the previous year.

○ Businesses which contributed to the increase are as follows:

- Metal Products:
  Steel service center operations
- Transportation & Construction Systems:
  Automotive business and construction equipment business mainly in Europe and ship-related business
- Infrastructure:
  IPP* business mainly in Asia
  *IPP: Independent Power Producer
- General Products & Real Estate
  Condominium sales in Tokyo metropolitan area
- Media, Network & Lifestyle Retail:
  SC Media & Commerce Inc., a newly consolidated subsidiary in Japan

○ Selling, general and administrative expenses was 329.2 billion yen, increased by 34.5 billion yen from the same period of the previous year, mainly in personnel expenses due to the newly consolidated subsidiaries and the expansion of business activities at subsidiaries.

○ Provision for doubtful receivables was 4.8 billion yen mainly due to the business expansion of automobile finance business in Asia

- Interest expense, net of interest income increased by 5.3 billion yen mainly due to the rise of yen interest rates.

- Gain on marketable securities and investment was 23.5 billion yen from value realization through the replacement of assets in spite of the valuation loss of securities of the Seiyu Ltd.

- Equity in earnings of associated companies decreased by 8.9 billion yen to 25.1 billion yen. Although copper business in the Americas, Nusa Tenggara Mining Corporation (Batu Hijau copper & gold mine project in Indonesia) and Jupiter Telecommunication Co., Ltd showed strong performances, we recognize 9.6 billion yen of hedge evaluation losses regarding the San Cristobal silver-zinc-lead mining project in Bolivia.

- As a result, net income totaled 112.0 billion yen, increasing by 9.9 billion yen from the same period of the previous year.

**2. Financial position**

- Total assets as of September 30, 2007 amounted to 8,664.9 billion yen increased by 234.5 billion yen from March 31, 2007. This was mainly a result due to the new consolidation of SC Media & Commerce Inc. and Ace Auto Lease Corporation.

- Shareholders' equity amounted to 1,630.7 billion yen, improved by 157.6 billion yen, due to the increase in retained earnings and unrealized holding gains on securities available-for-sale. As a result, shareholders' equity ratio was 18.8% improved by 1.3 points from March 31, 2007.

**3. Cash flows**

- During the first half of fiscal year 2007, net cash provided by operating activities was 175.9 billion yen as a result of strong business performances in each segment and the increase of dividends from associated companies.

- Net cash used in investing activities was 156.2 billion yen, mainly due to the enhancement of core businesses including the expansion of leasing business. Accordingly, free cash flow was 19.7 billion yen inflow.

- Net cash provided by financing activities was 4.3 billion yen. As a result, cash and cash equivalents as of September 30, 2007 increased by 29.2 billion yen to 466.0

billion yen form March 31, 2007.

## 4. Targets for the full fiscal year ending March 31, 2008

Targets for the fiscal year ending March 31, 2008 are as follows:

(Unit: billion yen)

| | [Revised in Oct.2007] | *[Announced in Apr. 2007]* |
|---|---|---|
| Gross Profit | 980 | *960* |
| Other income (expenses): | | |
| SG & A | (695) | *(680)* |
| Interest expense, net of interest income | (46) | *(43)* |
| Dividends | 15 | *15* |
| Equity in earnings of associated companies, net | 60 | *77* |
| Other, net | 57 | *50* |
| Net Income | 235 | *235* |

○ We are confident to achieve the net income of 235 billion yen as planned, since the interim result is in line with the annual target and our performance of worldwide core businesses such as Metal products, Transportation & Construction Systems, Mineral Resources & Energy businesses and Overseas Subsidiaries and Branches will continuously show strong performance. We forecast that the world economy would avoid deceleration due to high growth in developing countries while there is concern that major industrial countries, such as U.S.A. are showing a downturn in economy.

○ Gross profit is expected to increase by 20 billion yen to 980 billion yen due to the enhancement of core businesses, such as SC Media & Commerce Inc.

○ Selling, general and administrative expenses is expected to increase by 15 billion yen to 695 billion yen in accordance with the increase of gross profit.

○ Interest expense, net of interest income is expected to increase by 3 billion yen to 46 billion yen, due to the increase of interest bearing liabilities.

○ Equity in earnings of associated companies is expected to decrease by 17 billion yen to 60 billion yen, due to the increase of hedge evaluation losses regarding the San Cristobal silver-zinc-lead mining project in Bolivia.

○ Other, net is estimated to be 57 billion yen due to the additional gain on sale of marketable securities through the strategic replacement of assets.

## 5. Interim dividend

○ Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio at around 20%, reflecting consolidated financial results. Based on our target of consolidated net income of 235 billion yen, the annual dividend is planned to be 37 yen per share. Therefore, the interim dividend is 18 yen per share, half amount of the planned annual dividend.

For further information contact:
Investor Relations Dept., Sumitomo Corporation
Phone: +81-3-5166-3522 e-mail: ir@sumitomocorp.co.jp
Fax : +81-3-5166-6292

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strives to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.

The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

# Highlights of consolidated semiannual results 2007 (Six-month period ended September 30, 2007)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

## 1. Consolidated Income

*Sumitomo Corporation*

Unit: 100 millions of yen (rounded to the nearest 100 million)

| | Apr.1-Sep.30, 2007 (A) | Apr.1-Sep.30, 2006 (B) | increase/(decrease) amount (A)-(B) | increase/(decrease) percentage |
|---|---|---|---|---|
| Gross profit | 4,672 | 4,156 | 516 | 12% |
| Other income (expenses) : | | | | |
| Selling, general and administrative expenses | (3,292) | (2,947) | (345) | (12%) |
| Settlements on copper trading litigation | - | 96 | (96) | - |
| Provision for doubtful receivables | (48) | (10) | (37) | (363%) |
| Gain on property and equipment, net | (1) | 10 | (11) | - |
| Interest expense, net of interest income | (216) | (163) | (53) | (33%) |
| Dividends | 83 | 77 | 6 | 8% |
| Gain on marketable securities and investments, net | 235 | 42 | 193 | 462% |
| Equity in earnings of associated companies, net | 251 | 340 | (89) | (26%) |
| Other, net | 4 | (1) | 5 | - |
| Total other income (expenses) | (2,983) | (2,556) | (427) | (17%) |
| Income before income taxes and minority interests in earnings of subsidiaries | 1,689 | 1,600 | 89 | 6% |
| Income taxes | (533) | (554) | 21 | 4% |
| Income before minority interests in earnings of subsidiaries | 1,156 | 1,046 | 109 | 10% |
| Minority interests in earnings of subsidiaries, net | (36) | (26) | (10) | (40%) |
| Net income | 1,120 | 1,021 | 99 | 10% |
| Total trading transactions | 56,954 | 52,466 | 4,487 | 9% |
| Operating income | 1,333 | 1,199 | 133 | 11% |
| Basic profit (Calculation for reference)* | 987 | 1,003 | (16) | (2%) |

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)x59% (to take into account income taxes)
+ Equity in earnings of associated companies, net

### Summary

Gross profit

<Businesses which contributed to the increase>
- Steel service center operations
- Automobile and construction equipment businesses
- IPP* business mainly in Asia
  *Independent Power Producer
- SC Media & Commerce Inc.
  (former Jupiter TV / made it a subsidiary)
- Sales of Condominium

Selling, general and administrative expenses
- Effect of the newly consolidated subsidiaries
- Increase in personnel expenses due to the expansion of business activities at subsidiaries

Provision for doubtful receivables
- Increased due to expansion in automobile finance business in Asia

Interest expense, net of interest income

| | Apr.1-Sep.30, 2007 | Apr.1-Sep.30, 2006 | increase/ (decrease) |
|---|---|---|---|
| Interest income | 142 | 160 | (18) |
| Interest expense | (358) | (323) | (35) |
| Total | (216) | (163) | (53) |

- Rise in interest rates

Gain on marketable securities and investments, net
- Gain from exchange of shares for business restructuring of Jupiter TV
- Value realizations through replacement of assets
- Valuation loss on securities of Seiyu

Equity in earnings of associated companies, net
- Strong performances in copper business in the Americas, Nusa Tenggara Mining Corporation (Batu Hijau copper & gold mine project in Indonesia), and Jupiter Telecommunications (J:COM)
- Hedge evaluation losses (9.6 billion yen) on the San Cristobal silver-zinc-lead mining project in Bolivia

Basic profit
- Includes hedge evaluation losses on the San Cristobal silver-zinc-lead mining project in Bolivia

| Reference | | Apr.1-Sep.30, 2007 | Apr.1-Sep.30, 2006 |
|---|---|---|---|
| Foreign exchange (Yen/US$, ave) | (Apr.-Sep.) | 119.20 | 115.33 |
| Interest (%) (YEN LIBOR6M, ave) | (Apr.-Sep.) | 0.85% | 0.40% |
| Interest (%) (US$ LIBOR6M, ave) | (Apr.-Sep.) | 5.4% | 5.4% |
| Crude oil (US$/bbl) <North Sea Brent> | (Jan.-Jun.) | 63 | 66 |

## 2. Segment Information

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

| | Gross profit | | | Net income | | | Summary (Net income) |
|---|---|---|---|---|---|---|---|
| | Apr.1-Sep.30, 2007 | Apr.1-Sep.30, 2006 | increase/ (decrease) | Apr.1-Sep.30, 2007 | Apr.1-Sep.30, 2006 | increase/ (decrease) | |
| Metal Products | 397 | 377 | 20 | 125 | 137 | (12) | - Strong performances in Steel service center operations<br>- Capital gain through sales of stocks in the same period of the previous year |
| Transportation & Construction Systems | 762 | 703 | 59 | 179 | 138 | 41 | - Strong performances in automobile, construction equipment and ships businesses |
| Infrastructure | 215 | 138 | 77 | 96 | 58 | 38 | - IPP businesses in Asia |
| Media, Network & Lifestyle Retail | 758 | 582 | 176 | 78 | 33 | 44 | - Strong performances in J:COM and Summit, Inc.<br>- Gain from exchange of shares for business restructuring of Jupiter TV<br>- Valuation loss on securities of Seiyu |
| Chemical & Electronics | 244 | 249 | (5) | 37 | 42 | (4) | - Strong performance in agricultural chemicals business<br>- Decreased earnings in Cantex Inc. (PVC pipe business in the U.S.) |
| Mineral Resources & Energy | 219 | 235 | (16) | 144 | 109 | 34 | - Strong performance in copper business in the Americas<br>- Capital gain through sales of stocks<br>- Hedge evaluation losses on the San Cristobal silver-zinc-lead mining project in Bolivia |
| General Products & Real Estate | 639 | 574 | 65 | 96 | 79 | 17 | - Strong performance in condominium sales |
| Financial & Logistics | 149 | 163 | (13) | 24 | 44 | (20) | - Decreased earnings in commodity trading business |
| Domestic Regional Business Units and Offices | 214 | 197 | 16 | 41 | 28 | 13 | - Strong performance in metal products trading |
| Overseas Subsidiaries and Branches | 1,050 | 1,114 | (64) | 227 | 236 | (9) | - Decreased earnings in tubular products business in North America |
| Segment Total | 4,647 | 4,333 | 314 | 1,047 | 905 | 142 | |
| Corporate and Eliminations | 25 | (176) | 201 | 73 | 116 | (43) | - Received settlement on copper trading litigation in the same period of the previous year |
| Consolidated | 4,672 | 4,156 | 516 | 1,120 | 1,021 | 99 | |

From this fiscal year, we have changed the operating segments according to the reorganization of our Business Units on April 1st, 2007.
The operating segment information of the same period of the previous year have also been reclassified.

## 3. Financial Position

| | As of Sep.30, 2007 | As of Mar.31, 2007 | increase/ (decrease) |
|---|---|---|---|
| Total assets | 86,649 | 84,305 | 2,345 |
| Total shareholders' equity | 16,307 | 14,731 | 1,576 |
| Shareholders' equity ratio | 18.8% | 17.5% | 1.3pt |
| Interest-bearing liabilities, net | 30,135 | 29,133 | 1,003 |
| Debt-equity ratio, net (times) | 1.8 | 2.0 | (0.2pt) |

Summary

Total assets
- Increased as a result of the newly consolidated subsidiaries
- Increase in unrealized gains on marketable securities

Total shareholders' equity
- Increases in retained earnings and unrealized holding gains on securities available-for-sale

## 4. Cash Flows

| | Apr.1-Sep.30, 2007 | Apr.1-Sep.30, 2006 |
|---|---|---|
| Net cash provided by operating activities | 1,759 | 1,469 |
| Net cash used in investing activities | (1,562) | (1,387) |
| *Free Cash Flow* | *197* | *82* |
| Net cash provided by financing activities | 43 | 2,052 |
| Effect of exchange rate changes on cash and cash equivalents, etc | 51 | 51 |
| Net increase in cash and cash equivalents | 292 | 2,185 |

## 5. Targets (Year ending March 31, 2008)

Unit: 100 millions of yen (rounded to the nearest 100 million)

| | Revised in Oct., 2007 (A) | Announced in Apr., 2007 (B) | increase/(decrease) (A)-(B) | Results Year ended Mar. 31, 2007 (C) | increase/(decrease) (A)-(C) amount | increase/(decrease) (A)-(C) percentage(%) |
|---|---|---|---|---|---|---|
| Gross profit | 9,800 | 9,600 | 200 | 8,577 | 1,223 | 14% |
| Other income (expenses) : | | | | | | |
| Selling, general and administrative expenses | (6,950) | (6,800) | (150) | (6,099) | (851) | (14%) |
| Interest expense, net of interest income | (460) | (430) | (30) | (371) | (89) | (24%) |
| Dividends | 150 | 150 | 0 | 141 | 9 | 6% |
| Equity in earnings of associated companies, net | 600 | 770 | (170) | 703 | (103) | (15%) |
| Other, net | 570 | 500 | 70 | 368 | 202 | 55% |
| Total other income (expenses) | (6,090) | (5,810) | (280) | (5,258) | (832) | (16%) |
| Income before income taxes and minority interests in earnings of subsidiaries | 3,710 | 3,790 | (80) | 3,319 | 391 | 12% |
| Income taxes | (1,240) | (1,320) | 80 | (1,148) | (92) | (8%) |
| Income before minority interests in earnings of subsidiaries | 2,470 | 2,470 | 0 | 2,171 | 299 | 14% |
| Minority interests in earnings of subsidiaries | (120) | (120) | 0 | (61) | (59) | (97%) |
| Net income | 2,350 | 2,350 | 0 | 2,110 | 240 | 11% |
| Total trading transactions | 117,000 | 112,000 | 5,000 | 105,283 | 11,717 | 11% |
| Operating income | 2,780 | 2,730 | 50 | 2,397 | 383 | 16% |
| Basic profit (Calculation for reference)* | 2,099 | 2,257 | (158) | 2,029 | 70 | 3% |

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)x59% (to take into account income taxes) + Equity in earnings of associated companies, net

**Summary**

Gross profit

- Increase due to enhancement of core businesses
- Effect of depreciation of yen

Interest expense, net of interest income

- Increase in interest-bearing liabilities due to the expansion of business base

Equity in earnings of associated companies, net

- Hedge evaluation losses on the San Cristobal silver-zinc-lead mining project in Bolivia (Revised from 4.3 billion yen loss to 21.8 billion yen loss)

| <Assumptions for annual average> | Revised in Oct., 2007 | Announced in Apr., 2007 | Results Apr.1-Sep. 30, 2007 |
|---|---|---|---|
| Foreign exchange (Yen/US$) (Apr.-Mar.) | 120.00 | 115.00 | 119.20 |
| Crude Oil <North Sea Brent> (US$/bbl) (Jan.-Dec.) | 67 | 55 | 63 |
| Hard coking coal* (US$/MT) (Apr.-Mar.) | 80~98 | 80~98 | 80~98 |
| Copper (US ¢/lb) (Jan.-Dec.) | 314 | 260 | 308 |
| Interest LIBOR 6M (Yen) (Apr.-Mar.) | 1.00% | 0.85% | 0.85% |
| Interest LIBOR 6M (US$) (Apr.-Mar.) | 5.2% | 5.2% | 5.4% |

*Market price

<Sensitivity of the net income to the fluctuations of exchange>
Depreciation of 1 yen per US$ will increase net income about 0.6 billion yen

## 6. Notification of interim dividend

Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set **the dividend payout ratio at around 20%**, reflecting consolidated financial results.
Based on our target of consolidated net income of 235 billion yen, **the annual dividend is planned to be 37 yen per share** (the annual dividends for fiscal year 2006 was 33 yen per share). Therefore, **the interim dividend is 18 yen per share**, half amount of the planned annual dividend (the interim dividend for fiscal year 2006 was 15 yen per share).

# <Reference information>

October 29, 2007

*Sumitomo Corporation*

Number of subsidiaries and associated companies

Unit: Number of companies

| | As of Sep. 30, 2007 | | | increase/(decrease) from Sep. 30, 2006 | | |
|---|---|---|---|---|---|---|
| | Profit | Loss | Total | Profit | Loss | Total |
| Japan | 211 | 54 | 265 | 1 | 10 | 11 |
| Overseas | 558 | 81 | 639 | 64 | (31) | 33 |
| Total | 769 | 135 | 904 | 65 | (21) | 44 |
| (Profit-making company ratio) | | | 85% | | | +3pt |

Equity in earnings of subsidiaries and associated companies

Unit: 100 millions of yen (rounded to the nearest 100 million)

| | Apr.1-Sep.30, 2007 | | | increase/(decrease) from the same period of the previous year | | |
|---|---|---|---|---|---|---|
| | Profit | Loss | Total | Profit | Loss | Total |
| Japan | 395 | (25) | 370 | 66 | 1 | 68 |
| Overseas | 634 | (126) | 508 | 17 | (85) | (67) |
| Total | 1,029 | (151) | 878 | 83 | (83) | 0 |

Equity in earnings of subsidiaries and associated companies by Segment

Unit: 100 millions of yen (rounded to the nearest 100 million)

| | Apr.1-Sep.30, 2007 | | | increase/(decrease) from the same period of the previous year | | |
|---|---|---|---|---|---|---|
| | Profit | Loss | Total | Profit | Loss | Total |
| Metal Products | 85 | (7) | 78 | 13 | 4 | 17 |
| Transportation & Construction Systems | 185 | (10) | 175 | 17 | (3) | 14 |
| Infrastructure | 92 | (6) | 86 | 31 | 3 | 33 |
| Media, Network & Lifestyle Retail | 101 | (6) | 95 | 16 | 1 | 17 |
| Chemical & Electronics | 45 | (6) | 40 | (2) | 3 | 1 |
| Mineral Resources & Energy | 134 | (100) | 34 | 3 | (94) | (92) |
| General Products & Real Estate | 49 | (5) | 44 | 1 | 4 | 4 |
| Financial & Logistics | 25 | (2) | 22 | (7) | 3 | (3) |
| Domestic Regional Business Units and Offices | 25 | (7) | 18 | 2 | (4) | (2) |
| Overseas Subsidiaries and Branches | 232 | (1) | 230 | (5) | 0 | (5) |
| Other | 57 | 0 | 57 | 15 | 0 | 15 |
| Total | 1,029 | (151) | 878 | 83 | (83) | 0 |

# Consolidated semiannual results FY2007

(Six-month period ended September 30, 2007)
[Prepared on the basis of accounting principles generally accepted in the United States of America]

*Sumitomo Corporation*

Stock Exchange code No. 8053
(Listed on Tokyo, Osaka, Nagoya and Fukuoka Stock Exchanges)
President & CEO, Susumu Kato
For further information contact:
Mitsuru Iba, Corporate Communications Dept. Tel.+81-3-5166-3089
Kihachiro Kawaguchi, Accounting Controlling Dept. Tel.+81-3-5166-3279
(URL http://www.sumitomocorp.co.jp/english)

## 1. Consolidated results for the six-month period ended September 30, 2007

**(1) Summary** (Remark) Amounts are rounded to the nearest million.

| | Total trading transactions | increase/ (decrease) | Operating income | increase/ (decrease) | Income before income taxes and minority interests in earnings of subsidiaries | increase/ (decrease) | Net income | increase/ (decrease) |
|---|---|---|---|---|---|---|---|---|
| | (millions of yen) | (%) | (millions of yen) | (%) | (millions of yen) | (%) | (millions of yen) | (%) |
| Apr.1-Sep.30, 2007 | 5,695,355 | 8.6 | 133,253 | 11.1 | 168,896 | 5.5 | 111,964 | 9.7 |
| Apr.1-Sep.30, 2006 | 5,246,611 | 6.6 | 119,913 | 38.5 | 160,044 | 12.5 | 102,052 | 15.8 |
| Year ended March 31, 2007 | 10,528,277 | | 239,748 | | 331,929 | | 211,004 | |

| | Net income per share (basic) | Net income per share (diluted) |
|---|---|---|
| | (yen) | (yen) |
| Apr.1-Sep.30, 2007 | 90.86 | 90.84 |
| Apr.1-Sep.30, 2006 | 82.01 | 82.00 |
| Year ended March 31, 2007 | 169.93 | 169.90 |

[Reference] Equity in earnings of associated companies, net (Apr.1-Sep.30, 2007) 25,068 million yen (Apr.1-Sep.30, 2006) 33,968 million yen
(Apr.1-Mar.31, 2007) 70,307 million yen

[Note] Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes.
Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent.

**(2) Financial position**

| | Total assets | Total shareholders' equity | Shareholders' equity ratio | Shareholders' equity per share |
|---|---|---|---|---|
| | (millions of yen) | (millions of yen) | (%) | (yen) |
| As of September 30, 2007 | 8,664,937 | 1,630,692 | 18.8 | 1,304.59 |
| As of September 30, 2006 | 6,999,644 | 1,363,612 | 19.5 | 1,095.83 |
| As of March 31, 2007 | 8,430,477 | 1,473,128 | 17.5 | 1,192.35 |

**(3) Consolidated cash flows**

| | Operating activities | Investing activities | Financing activities | Cash and cash equivalents, end of year |
|---|---|---|---|---|
| | (millions of yen) | (millions of yen) | (millions of yen) | (millions of yen) |
| Apr.1-Sep.30, 2007 | 175,927 | (156,217) | 4,344 | 466,016 |
| Apr.1-Sep.30, 2006 | 146,933 | (138,686) | 205,155 | 740,454 |
| Year ended March 31, 2007 | 191,235 | (453,120) | 176,106 | 436,814 |

## 2. Dividends

| | Cash dividends per share | | |
|---|---|---|---|
| | Interim | Year-end | Annual |
| | (yen) | (yen) | (yen) |
| Year ended March 31, 2007 | 15.00 | 18.00 | 33.00 |
| Year ending March 31, 2008 | 18.00 | | 37.00 |
| Year ending March 31, 2008 (Plan) | | 19.00 | |

[Reference] The company has set the dividend payout ratio at around 20%, reflecting consolidated financial results. Based on the target of consolidated net income of 235 billion yen, the annual dividend will be 37 yen per share (the interim dividend is 18 yen and the year-end dividend will be 19 yen).

## 3. Targets (fiscal year ending March 31, 2008)

| | Total trading transactions | increase/ (decrease) | Net income | increase/ (decrease) | Net income per share (basic) |
|---|---|---|---|---|---|
| | (millions of yen) | (%) | (millions of yen) | (%) | (yen) |
| Year ending March 31, 2008 | 11,700,000 | 11.1 | 235,000 | 11.4 | 188.00 |

[Note] Percentage figures are changes from the previous fiscal year.

## 4. Others

**(1) Increase/decrease of important subsidiaries during this period: None**

**(2) Changes in accounting policies and others**

(i) Associated with the changes in U.S.GAAP — Yes

(ii) Other changes — None

Note) For further details please refer the note on page 23.

**(3) Outstanding stocks (Common stocks)** (shares)

| | | | | |
|---|---|---|---|---|
| (i) Outstanding stocks including treasury stock | (September 30, 2007) | 1,250,602,867 | (September 30, 2006) | 1,250,602,867 |
| | (March 31, 2007) | 1,250,602,867 | | |
| (ii) Treasury stocks | (September 30, 2007) | 633,988 | (September 30, 2006) | 6,236,556 |
| | (March 31, 2007) | 15,118,112 | | |

Note) With regard to number of stocks used in the net income per share, please refer page 26 "Net income per share".

## [Reference] Non-consolidated information

## Non-consolidated results for the six-month period ended September 30, 2007

**(1) Summary** (Remark) Amounts are rounded down to the nearest million.

| | Total trading transactions | (increase/ (decrease)) | Operating income | (increase/ (decrease)) | Ordinary income | (increase/ (decrease)) | Net income | (increase/ (decrease)) |
|---|---|---|---|---|---|---|---|---|
| | (millions of yen) | (%) | (millions of yen) | (%) | (millions of yen) | (%) | (millions of yen) | (%) |
| Apr.1-Sep.30, 2007 | 3,110,472 | 10.4 | 12,098 | (7.0) | 42,064 | 6.3 | 54,625 | 38.1 |
| Apr.1-Sep.30, 2006 | 2,816,750 | (6.9) | 13,009 | 352.8 | 39,569 | 74.8 | 39,555 | 27.3 |
| Year ended March 31, 2007 | 5,732,575 | | 24,582 | | 60,134 | | 70,274 | |

| | Net income per share (basic) |
|---|---|
| | (yen) |
| Apr.1-Sep.30, 2007 | 44.16 |
| Apr.1-Sep.30, 2006 | 31.65 |
| Year ended March 31, 2007 | 56.23 |

**(2) Financial position**

| | Total assets | Net worth (including Stock Rights) | Shareholders' equity ratio | Net worth per share |
|---|---|---|---|---|
| | (millions of yen) | (millions of yen) | (%) | (yen) |
| As of September 30, 2007 | 4,556,695 | 1,003,492 | 22.0 | 802.58 |
| As of September 30, 2006 | 4,336,961 | 904,414 | 20.9 | 723.65 |
| As of March 31, 2007 | 4,464,814 | 954,259 | 21.4 | 763.40 |

[Reference] Shareholders' equity (September 30, 2007) 1,003,197 million yen (September 30, 2006) 904,340 million yen
(March 31, 2007) 954,039 million yen

**Caution Concerning Forward-looking Statements**

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

# Management results

## 1. Operating results for the first half of the year ending March 31, 2008

The consolidated total trading transactions for the first half of the fiscal year ending March 31, 2008 amounted to 5,695.4 billion yen representing 8.6% growth from the same period of the previous year.

Gross profit increased by 51.6 billion yen to 467.2 billion yen or representing 12% growth from the same period of the previous year.

Selling, general and administrative expenses increased by 34.5 billion yen to 329.2 billion yen mainly in personnel expenses due to the newly consolidated subsidiaries and the expansion of business activities at subsidiaries.

As a result, operating income increased by 13.3 billion yen to 133.3 billion yen.

Equity in earnings of associated companies decreased by 8.9 billion yen to 25.1 billion yen. Although copper business in the Americas and Nusa Tenggara Mining Corporation (Batu Hijau copper & gold mine project in Indonesia) contributed to the increase, we recognize 9.6 billion yen of *hedge evaluation losses regarding the San Cristobal silver-zinc-lead mining project in Bolivia.

As a result, net income totaled 112.0 billion yen, an increase of 9.9 billion yen or representing 9.7% growth from the same period of the previous year.

*The hedge transactions are one of the conditions for the project finance and fix a part of products sales prices over 7 years. As the commodity prices have risen high after our entry into the project, we recognized evaluation losses of 9.6 billion yen, or 5.7 billion yen after tax, at the end of this period. As hedge accounting is not applicable to this transaction, these evaluation losses were recorded ahead of the production sales. Therefore, these hedge evaluation losses have no impact on long-term profitability of this project.

*<Net income by segments>*

Metal Products Business Unit posted 12.5 billion yen, a decrease of 1.2 billion yen from the same period of the previous year. In spite of the good performance of steel service center operations, the net income relatively decreased due to capital gain in the same period of the previous year.

Transportation & Construction Systems Business Unit posted 17.9 billion yen, up 4.1 billion yen. Automotive, construction equipment and ship-related businesses contributed to the increase.

Infrastructure Business Unit posted 9.6 billion yen, an increase of 3.8 billion yen, due to the strong performances in IPP * businesses mainly in Asia.

*IPP: Independent Power Producer

Media, Network & Lifestyle Retail Business Unit resulted in 7.8 billion yen, an increase of 4.4 billion yen, due to the stable performance of Jupiter Telecommunication Co., Ltd and Summit, Inc. (food supermarket in Tokyo metropolitan area) in addition to gain from exchange of shares for business restructuring of Jupiter TV.

Chemical & Electronics Business Unit resulted in 3.7 billion yen, down 0.4 billion yen, because Cantex Inc., a manufacturer and seller of polyvinyl chloride pipes in the U.S., decreased its net income in spite of the strong performance in agricultural chemicals business.

Mineral Resources & Energy Business Unit posted 14.4 billion yen, an increase of 3.4 billion yen. Strong performance in copper business in the Americas and capital gain contributed to the result.

General Products & Real Estate Business Unit posted 9.6 billion yen, up 1.7 billion yen. Strong performance in condominium sales in Tokyo metropolitan area contributed to the increase.

Financial & Logistics Business Unit resulted in 2.4 billion yen, a decrease of 2.0 billion yen due to the decreased earnings in commodity trading business.

Domestic Regional Business Units and Offices posted 4.1 billion yen, up 1.3 billion yen. This was mainly due to the good performance in the metal products trading.

Overseas Subsidiaries and Branches posted 22.7 billion yen, a decrease of 0.9 billion yen due to the decreased earnings in business of tubular products in North America.

Note) Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purpose.

## 2. Targets for the fiscal year ending March 31, 2008

The targets for the fiscal year ending March 31, 2008 are as follows:

| | |
|---|---|
| Total trading transactions | 11,700.0 billion yen |
| Net income | 235.0 billion yen |

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.
The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

## 3. Financial position

*<Total assets, liabilities, and shareholders' equity as of September 30, 2007>*

Total assets increased by 234.5 billion yen to 8,664.9 billion yen from March 31, 2007. This was a result of increase in unrealized gains on marketable securities in addition to the new consolidation of subsidiaries.

Interest-bearing liabilities (gross) were 3,485.8 billion yen, up 130.3 billion yen. Interest-bearing liabilities (net) were 3,013.5 billion yen, an increase of 100.3 billion yen.

Shareholders' equity amounted to 1,630.7 billion yen, improved by 157.6 billion yen, due to the increases in retained earnings. Shareholders' equity ratio was 18.8%, up 1.3 points from the end of previous year.

*<Cash flows>*

During the first half of fiscal year 2007, net cash provided by operating activities was 175.9 billion yen as a result of strong business performances in each segment.
Net cash used in investing activities was 156.2 billion yen, mainly due to the enhancement of core businesses including the expansion of leasing business. Accordingly, free cash flow was 19.7 billion yen inflow. Net cash provided by financing activities was 4.3 billion yen.

As a result, cash and cash equivalents as of September 30, 2007 increased by 29.2 billion yen to 466.0 billion yen form March 31, 2007.

## 4. Dividend policy

Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio at around 20%, reflecting consolidated financial results.

Based on our consolidated net income target of 235.0 billion yen for fiscal year 2007, the annual dividend is planned to be 37 yen per share. Therefore, the interim dividend is 18 yen per share, half amount of the planned annual dividend.

## 5. Risks factors

The factors described below may conceivably materially affect investors' decisions as risks relating to us and our subsidiaries. Unless otherwise specified, information concerning the future presented herein are forecasts based on our decisions, targets, certain premises or assumptions as of the last day (September 30, 2007) of the first half of the consolidated fiscal year and may differ materially from the actual results.

### RISKS RELATED TO OUR BUSINESS

**The risk of our revenues and profitability fluctuating from period to period unexpectedly**

Our results of operations for any quarter, half year or year are not necessarily indicative of results to be expected in future periods. Our operating results have historically been, and we expect they will continue to be, subject to quarterly, half yearly and yearly fluctuations as a result of a number of factors, including:

•changes in prevailing economic and other conditions relating to our businesses;

•variations in costs, sales prices and the volume of our products and services, and the mix of products and services we offer;

•changes in customer demand and/or our supply chains, which in turn will often depend upon market conditions for the relevant products, the success of our customers' or suppliers' businesses, industry trends, and other factors;

•changes in the level of performance of our strategic investments, which in turn will affect our gains and losses on sales of such investments or may result in the write-off or impairment of such investments;

•changes in our asset prices, including equity, real estate and other assets, which in turn will affect our gains and losses on sales of such assets or may result in the write-off or impairment of such assets;

•changes in the financial and commodity markets; and

•changes in the credit quality of our customers.

As such, you should not rely on comparisons of our historical results of operations as an indication of our future performance.

**The risk that we may not be able to achieve the managerial targets set forth in our medium-term business plans**

As part of our efforts to strengthen our position as a leading global business enterprise, we intend to increase our profitability and our earnings base and to improve our financial strength and the efficiency and effectiveness of our operations. As part of these continuing efforts, we set and implement a medium-term business plan every two years. In the medium-term business plan, we set certain quantitative and qualitative targets and undertake efforts to achieve such targets while monitoring the status of progress. The targets are set based on the gathering and analysis of information deemed appropriate at the time of such target-setting. However, since we may not be able to always gather all the necessary information, we may not be able to achieve the targets due to changes in the operating environment and other factors.

In our business plan, we use two key management measures that we call "risk-adjusted assets" and "risk-adjusted return ratio," which are targets set for each of our industry-based business units and for our company as a whole. These targets involve a certain statistical confidence level, estimates and assumptions. Since they are different from return on assets or any other measure of performance determined in accordance with U.S. GAAP, they may not be useful to all investors in making investment decisions.

**The risk that economic conditions may change adversely for our business**

We undertake operations in over 70 countries, including Japan. Since we are engaged in business activities and other transactions in a broad range of industrial sectors in Japan and abroad, we are affected by not only general Japanese economic conditions but also the economic conditions of the relevant countries in which we operate and the world economy as a whole.

Moreover, economic conditions in key countries for our operations, such as the United States, Indonesia, Russia and other countries in Southeast Asia, have been adversely impacted by events such as the continued fear of future terrorist attacks and political instability. Although China has seen continuing growth, there have been increasing concerns with respect to its ability to maintain such growth. Some emerging markets in which we operate have experienced hyperinflation, currency depreciation and liquidity crises and may experience them again in the future.

As such, changes in economic conditions and consumer behavior in key countries for our operations, including Japan, may adversely affect our results of operations and financial condition.

**Risks associated with intense competition**

The markets for many of the industries in which we are involved are intensely competitive. For many of our businesses, we are involved at all levels of the supply chain and compete with companies that are engaged in certain of the same businesses as we are, but that are more concentrated in individual business segments. We also compete with other integrated trading companies in Japan that often establish and pursue similar strategic business plans as ours. Our competitors may have stronger

relationships and associations with our current or potential customers, suppliers, counterparties and business partners. Our competitors may also have greater financial, technical, marketing, distribution, information, human and other resources than we do and may be stronger in certain of the market segments in which we operate.

In this intensely competitive environment, our results of operations will be adversely affected if we are unable to:

- anticipate and meet market trends to timely satisfy our customers' changing needs;
- maintain relationships with our customers and suppliers;
- maintain our global and regional network of associated companies and business partners;
- obtain financing to carry out our business plans on reasonable terms or at all; and
- adapt our cost structure to constantly changing market conditions so as to maintain our cost-competitiveness.

**Credit risk arising from customers and counterparties**

We extend credit to our customers in the form of accounts receivable, advances, loans, guarantees and other means and therefore bear credit risk. Some of our customers are also companies in which we invest. In those cases, our potential exposure includes both credit risk and the investment exposure. We also enter into various swap and other derivative transactions largely as a part of our hedging activities and thus incur counterparty payment risk on these contracts. If our customers or counterparties fail to meet their financial or contractual commitments to us, or if we fail to collect on our receivables, it could have an adverse material effect on our business, results of operations and financial condition.

We undertake efforts to manage credit risk by carrying out credit checks on customers based on our internal credit rating system, obtaining collateral or guarantees and having a diversified customer base. We make allowances for doubtful receivables based on certain assumptions, estimates and assessments about the creditworthiness of our customers, the value of collateral we hold and other items.

However, such efforts may fail or be insufficient. Furthermore, these assumptions, estimates and assessments might be wrong. And if general economic conditions deteriorate, if other factors which were the basis for our assumptions, estimates and assessments change or if we are adversely affected by other factors to an extent worse than anticipated, our actual losses could materially exceed our allowances.

**Risks related to investment activities and our strategic business alliances**

In connection with our corporate strategy and the development of our business opportunities, we have acquired or made investments in newly established or existing companies and intend to continue to do so in the future. And we sometimes extend credit, through such means as credit sales, loans and guarantees, to the companies in which we invest. As our business investments sometimes require the commitment of substantial capital resources, in some instances we may be required to contribute additional funds. We may not be able to achieve the benefits we expect from such investments. In addition, since a substantial portion of our business investments is illiquid, we may not be able to exit

from such investments at the time or in the manner we would like.

In order to curb such risk as much as possible, we, in principle, invest only in projects that meet the specified hurdle rate at the inception of investment. At the same time, as for large, important projects that could have a major impact on the entire company, the Corporate Group has a restraining function on business segments through the Loan and Investment Committee, which analyzes project risks from an specialist viewpoint and assesses whether or not to go ahead with them prior to the investment.

We sometimes enter into partnerships, joint ventures or strategic business alliances with other industry participants in a number of business segments, including with our competitors. In some cases, we cannot control the operations and the assets of the companies in which we invest nor can we make major decisions without the consent of other shareholders or participants or at all. Our business could be adversely affected in such cases or if we are unable to continue with one or more of our partnerships, joint ventures or strategic business alliances.

**Fluctuations of interest rates, foreign currency exchange rates and commodity prices**

We rely on debt financing in the form of loans from financial institutions or the issuance of corporate bonds and commercial paper to finance our operations. We also often extend credit to our customers and suppliers in the form of loans, guarantees, advances and other financing means. For example, through several subsidiaries, we are engaged in motor vehicle financing and leasing businesses in Japan and other countries. Revenues and expenses and the fair price of our assets and liabilities arising from such business transactions, in some cases, are affected by interest rate fluctuations.

Foreign currency exchange rate fluctuations can affect the yen value of our investments denominated in foreign currencies as well as revenues and expenses and our foreign currency-denominated assets and liabilities arising from business transactions and investments denominated in foreign currencies. Exchange rate fluctuations can also affect the yen value of the foreign currency financial statements of our foreign subsidiaries. Although we attempt to reduce such interest rate fluctuations and foreign currency exchange risks, primarily by using various derivative instruments, we are not able to fully insulate ourselves from the effects of interest rate fluctuations and exchange rate fluctuations.

As a major participant in the global commodities markets, we trade in a variety of commodities, including mineral, metal, chemical, energy and agricultural products and invest in natural resource development projects. As such, we may be adversely affected by the fluctuations in the prices of the relevant commodities. Although we attempt to reduce our exposure to price volatility by hedge-selling commodities, matching the quantity and timing of buying and selling, and utilizing derivative instruments for hedging purposes, we are not able to fully insulate ourselves from the effects of commodity price movements.

**Risks related to declines in Japanese real estate market or impairment loss on fixed assets, etc.**

Our real estate business involves developing, renting and managing and providing services to office buildings and commercial and residential properties in Japan, especially in the Tokyo and Osaka metropolitan areas. If the real estate market in Japan deteriorates, our results of operations and financial

condition could be adversely affected materially.

Also, if land prices and rental values decline, we may be forced to write down the value of our properties as well as the value of land and buildings held for lease and land held for development. Not only real estate but also our property holdings are exposed to impairment risk. As such, our business, operating results and financial condition could be adversely affected.

**Risks related to the continued volatility of equity markets in Japan and elsewhere**

A significant portion of our investments consists of marketable equity securities, particularly those of Japanese issuers. Our results of operation and financial conditions may be adversely affected if the Japanese equity market declines in the future because we would incur impairment losses for equity securities.

**Risks regarding uncertainty about pension expenses**

Declines in the Japanese and foreign stock market would reduce the value of our pension plan assets and could necessitate additional funding of the plan by us and an increase in pension expenses. This could adversely affect our results of operations and financial condition.

**Concentration of risk exposure in specific fields**

Some parts of our operations and businesses are concentrated in a few particular markets, entities and regions. As a result, if these operations and businesses do not perform as we expect or if the economic conditions in these markets and regions deteriorate unexpectedly, it could have a disproportionately negative effect on our businesses and results of operations. For example, we are involved in a large copper and gold mine project, a large power plant project, the automobile lease and finance business, liquefied natural gas projects and other business activities in Indonesia. As such, risk exposure is concentrated there.

**Risks stemming from restrictions on access to liquidity and capital**

We rely on debt financing in the form of loans from financial institutions or the issuance of corporate bonds and commercial paper, etc., to finance our operations. If financial markets are in turmoil and financial institutions reduce their lendings to us and there is a significant downgrade of our credit ratings by one or more credit rating agencies, we may not be able to access funds when we need them on acceptable terms, our access to debt capital markets may become more restricted or the cost of financing our operations through indebtedness may increase. This could adversely affect our results of operations and financial condition.

**Risks regarding laws and regulations**

Our operations are subject to extensive laws and regulations covering a wide range of fields in Japan and many other countries. These laws and regulations govern, among other things, tariffs and other taxation, the repatriation of profits, business and investment approvals, import and export activities

(including restrictions based on national security interests), antitrust and competition issues, commercial activities, currency exchange, distributor protection, consumer protection and environmental protection. In some of the countries in which we operate, our operations may subject us to additional or future relevant laws and regulations. Also, particularly in developing countries with relatively nascent legal systems, our burden of compliance may further increase due to factors such as the lack of laws and regulations, unexpected interpretations of existing laws and regulations and changing practices of regulatory, judicial and administrative bodies. Failure to comply with current or future laws and regulations could lead to penalties and fines against us and restrictions in our operations or damage to our reputation. If such case occurs, our business, results of operations and financial condition could be materially adversely affected.

**Risks related to legal actions, etc.**

We are party to a number of legal actions and other disputes in Japan and abroad. In performing our business, lawsuits arising incidentally and claims that do not develop into lawsuits may be brought against us.

Due to the inherent uncertainty of litigation, it is not possible to predict the ultimate outcome of the actions in which we are involved at this time. There can be no assurance that we will prevail in any action or that we will not be adversely affected materially by such action in the future.

**Risks regarding internal control over executives and employees and regarding the management of our information and communications systems**

Due to our size, as well as the diversity and geographic breadth of our activities, our day-to-day operations are necessarily decentralized. The nature of our operations requires extensive internal controls and management oversight to ensure compliance by our employees with applicable laws and regulations and our internal policies. There can be no assurance that we will succeed in preventing misconduct by our employees or that such misconduct, if it should occur, will be detected and remedied by our internal control and compliance systems. Employee misconduct could have an adverse material effect on our results of operations, expose us to legal and financial risks and compromise our reputation.

We are dependent on the proper functioning of our information and communications systems to maintain our global operations. System malfunction may result in disruptions of our operations. If we encounter any problems with respect to our current information and communications systems, our results of operations could be adversely affected materially.

**There is no assurance that our risk management systems will effectively minimize various types of risks in our operations to appropriate levels.**

Our extensive and diverse businesses expose us to various types of risks. We conduct our business through nine industry-based business units and two sets of regional operations, namely, domestic and overseas. At the same time, we are expanding our business activities into new areas. Accordingly, in addition to the risks and uncertainties that we face as a whole as an integrated trading company, each of

our industry-based business units and regional operations may be subject to risks inherent in or relating to each industry, market and/or geographic focus.

Our existing risk management systems, which consist of various elements from risk measurement methodology and information systems to internal rules and organizational structure, may not work satisfactorily with respect to various risks. Furthermore, we may have no experience or only limited experience with the risks relating to our new business activities, products and services.

In such cases, our new business activities, products and services may require the introduction of more complex management systems and additional management resources, such as human resources.

Moreover, a shortage of management resources, such as human resources, may lead to a restriction of business operations.

# The Group's business operations

Sumitomo Corporation Group is engaged in wide range of business activities on a global basis. We own business foundation consisting of trust, global network, global relations and intellectual capital, and advanced functions in business development, logistic solutions, financial services, IT solutions, risk management and intelligence gathering and analysis. Through integrating these elements, we provide a diverse array of values to our customers.

We conduct the business through eight industry-based business segments and two sets of regional operations (domestic and overseas) that correspond to the operating segments.

Products and business activities, and principal subsidiaries and associated companies by operating segment are as follows;

| Operating segment | Products and business activities / Principal subsidiaries and associated companies |
|---|---|
| Metal Products | Domestic sales, international trading and processing of iron & steel and nonferrous metal products. Other related businesses. |
| | Sumisho Metalex Corporation (S) / Sumisho Tekko Hanbai Co., Ltd. (S) / Asian Steel Company Ltd. (S) / SC Metal Pty. Ltd. (S) |
| Transportation & Construction Systems | Domestic sales and international trading of ships, aircrafts, railroad transportation systems, automobiles, construction machinery and related equipment and parts. Other related businesses. |
| | Sumitomo Mitsui Auto Service Co., Ltd. (S) / KIRIU Corporation (S) / P.T. Oto Multiartha (S) / Oshima Shipbuilding Co., Ltd. (A) |
| Infrastructure | Promotion of social infrastructure businesses such as electric power, water, and harbor, telecommunication business, eco and energy-saving business, and industrial infrastructure business such as industrial equipments. |
| | Sumisho Machinery Trade Corporation (S) / Sumitomo Shoji Machinex Co., Ltd. (S) |
| | Perennial Power Holdings Inc. (S) / MobiCom Corporation (A) |
| Media , Network & Lifestyle Retail | Promotion of businesses such as media including cable TV operation and visual content, IT solution service, telecommunication and network related, TV shopping, food supermarket, and brand. |
| | Sumisho Computer Systems Corporation (S) (T) / SC Media & Commerce Inc. (S) |
| | Summit, Inc. (S) / Jupiter Telecommunications Co., Ltd. (J) |
| Chemical & Electronics | Domestic sales, international trading and development of products related to plastics, organic chemicals, inorganic chemicals, alkalis, industrial performance materials, electronics devices, mounted printed-circuit board, new highly value-added materials, medicals, bio-pharmaceuticals, agricultural chemicals, pet supplies, and antibiotics. Other related businesses. |
| | Sumitomo Shoji Chemicals Co., Ltd. (S) / Sumitronics Corporation (S) / The Hartz Mountain Corporation (S) / Cantex Inc. (S) |
| Mineral Resources & Energy | Development and international trading of coal, iron ore, steel making raw materials, nonferrous raw materials, LNG (liquefied natural gas), petroleum, and semi-manufactured goods and finished products relating to petroleum, LPG (liquefied petroleum gas), batteries and carbon products. Promoting other related businesses. |
| | Nusa Tenggara Mining Corporation (S) / Sumisho Coal Australia Pty. Ltd. (S) |
| | SC Minerals America, Inc. (S) / LNG Japan Corporation (A) |
| General Products & Real Estate | Domestic sales and international trading of raw materials and products such as food & foodstuffs, fertilizers and materials and supplies such as cement, lumber, woodchip, pulp, and tires. Promotion of real estate businesses such as office building rentals, condominiums sales, and commercial complex management. |
| | Shinko Sugar Co., Ltd. (S) (J) / Sumifru Corporation (S) / SEVEN INDUSTRIES Co., Ltd. (S) (T) / TBC Corporation (S) |
| Financial & Logistics | Finance businesses, private equity investments and commodities and derivative businesses. Providing logistics services, insurance services and overseas industrial park businesses. |
| | Bluewell Corporation (S) / Sumisho Global Logistics Co., Ltd. (S) |
| | Sumisho Capital Management Co. (S) / Thang Long Industrial Park Corporation (S) |
| Domestic Regional Business Units and Offices | Various businesses at key locations in Japan. |
| | Sumisho Montblanc Co., Ltd. (S) / Sumitomo Shoji Machinex Kansai Co., Ltd. (S) / Nippon Katan Co., Ltd. (S) |
| Overseas Subsidiaries and Branches | Various businesses at key locations in the world. |
| | Sumitomo Corporation of America (S) / Sumitomo Corporation Europe Holding Ltd. (S) |
| | Sumitomo Corporation (Singapore) Pte. Ltd. (S) / Total 9 subsidiaries in China (S) |
| Corporate | |
| | Sumitomo Mitsui Finance & Leasing Co., Ltd. (A) |

(Notes)

1. The number of our consolidated subsidiaries: 659 (Domestic: 197, Overseas: 462),
   The number of our associated companies (equity method): 245 (Domestic: 68, Overseas: 177)
2. We have reorganized our business units from nine to eight from April 1, 2007. Accordingly, operating segments have been also changed from fiscal year 2007.
3. (S) stands for subsidiaries, and (A) for associated companies.
   Jupiter Telecommunications is a subsidiary of our associated company, LGI/Sumisho Super Media, LLC.
4. The companies mentioned above include listed companies at; Tokyo Stock Exchange etc. (marked (T)), JASDAQ (marked (J)).
5. On October 1, 2007, Sumisho Auto Leasing Corporation and SMBC Auto Leasing Co., Ltd. merged and changed its name to Sumitomo Mitsui Auto Service Co., Ltd.
6. On July 2, 2007, we implemented incorporation-type demerger under which Jupiter TV (JTV) was the spin-off company and the new company, Jupiter TV (JTV1), was the successor company. On the same day, JTV changed its name to SC Media & Commerce Inc., and we made it our wholly-owned subsidiary.
7. On October 1, 2007, Sumisho Lease Co., Ltd. and SMBC Leasing Co., Ltd. merged and changed its name to Sumitomo Mitsui Finance & Leasing Co., Ltd.

# Management policy

## 1. Review of Business Operations for the First Half of the 140th Fiscal Year

### ● Overview and Progress of the Medium-Term Management Plan, "GG Plan"

In April this year, Sumitomo Corporation launched its new medium-term (two-year) management plan, the "GG Plan."[1] Our basic policy under this plan is to pursue further improvement of quality heading for a new stage of growth, and we have adopted two qualitative goals: (1) to establish a truly solid earnings base through the rigorous strengthening and expansion of our core businesses and (2) to improve management quality in pursuit of sustained growth. In addition, we have set the quantitative targets of achieving a risk-adjusted return ratio[2] of 15% or more and a consolidated net income of ¥235 billion in both fiscal year 2007 and fiscal year 2008, for a two year total of ¥470 billion. We will aim to achieve these objectives through the improvement of quality in four areas: earnings base, operations, group management and human resources and workstyles. In concrete terms, we have been taking measures including the building of thick pillars of earnings through even more rigorous selection and concentration of operations, the improvement of asset efficiency and the further promotion of internal controls. Also, we have newly set up the Value Integration Committee with the objective of supporting selected projects, such as ones of high company-wide strategic significance and ones related to new technologies. In this way, we are working to create and foster new businesses which serve as pillars of earnings in the future. Furthermore, we will be working to strengthen our earning power even more on a global basis through the multifaceted development of ties with leading local enterprises and expansion of businesses originating locally.

### ● Actions Taken to Implement the GG Plan

In April this year, we reorganized our Business Units, reducing the number from nine to eight, with the aim of steadily reaching our goals under the GG Plan and implementing dynamic growth strategies over a long term. We also pursued strategic joint businesses in leasing and auto leasing with the Sumitomo Mitsui Financial Group, Inc. Effective October 1 this year, we have implemented mergers between SMBC Leasing Company Limited and Sumisho Lease Co., Ltd., and between Sumisho Auto Leasing Corporation

---

[1] The "GG" of GG Plan refers to our aim to become a "great and growing" company, achieving both sustained growth and excellence.

[2] The "risk-adjusted return ratio" is a measure of the profitability of a business against the risks involved in it. It is calculated by dividing (a) the return on the business as measured by the consolidated net income (after taxes) that it is expected to generate during an accounting period by (b) the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

and SMBC Auto Leasing Company, Limited, forming Sumitomo Mitsui Finance and Leasing Company, Limited and Sumitomo Mitsui Auto Service Company, Limited, respectively. The leasing and auto leasing industries are becoming increasingly competitive, and by bringing together and fusing the two groups' know-how, we will accurately respond to customer needs and build a business framework capable of providing diverse services.

The Business Units focused on the activities described below:

(i) Metal Products Business Unit

Domestically, we integrated our stainless steel sheet distribution and coil center businesses with those of Nippon Steel & Sumikin Stainless Steel Corporation, Nippon Steel Trading Co., Ltd. and Nippon Stainless Shoji Co., Ltd. NS-Stainless Corporation, the company resulting from this integration, has brought together the selling power of the four companies and achieved greater competitive strength. Overseas, we entered into a partnership with the HOWCO Group and acquired a 50% equity stake. This company is headquartered in Scotland and is the biggest company in the field of production and sales of metal parts for equipment used in oil and gas fields. To respond to the demand of the oil and gas development market expanding as a result of the vigorous demand for energy, we aim to build a business framework to provide not only tubular products but also accessories and related services by organically combining HOWCO Group's capabilities with those of our existing tubular products business. In the United States, where demand for renewable energy sources such as wind and solar power is expected to grow, we established a wind-power generation tower manufacturing company jointly with T. Bailey Inc. Group, a steel-tank manufacturer. In addition to profits from the operations of the new company, we are expecting profits from the supply of thick steel panels and other materials to the new company.

(ii) Transportation & Construction Systems Business Unit

In our ship & marine business, we continued to record good performance thanks to the active shipping of freight to emerging market countries and the accompanying strong demand for shipbuilding. In our aircraft leasing business, working with ABX Air, Inc. of the United States, we arranged Japan's first "wet lease"[3] of two cargo aircraft for All Nippon Airways Co., Ltd. This is a new, first in Japan business made possible by deregulation allowing foreign operators to offer wet leases to Japanese airlines for international air freight services, and we will continue to actively pursue opportunities in this field. In our automotive business, we acquired a major stake in Ace Auto Lease Corporation, which is strong in leasing to individuals, and turned it into a subsidiary of our company. Through this acquisition, we expanded our business base and are also aiming to strengthen Ace Auto Lease's complementary relationship with

---

[3] A "wet lease" is a total leasing package for the supply of not just the aircraft but also the crews, maintenance services, and insurance coverage required to operate it.

Sumitomo Mitsui Auto Service, created as a result of the October 1 merger, so as to further improve the quality of our auto leasing business, a strategic field for us. In our construction equipment business, we expanded sales in Europe, where demand has continued to show firm growth, and in Canada, where there is lively demand related to mineral resources and energy development. We also promoted the strengthening of our construction equipment sales business base in emerging market countries in Europe, notably Poland, the Baltic States, and Ukraine.

(iii) Infrastructure Business Unit

In our power plant EPC[4] business, our consortium completed construction of the Tanjung Bin coal-fired thermal power plant in Malaysia, one of the largest power plant construction projects in Southeast Asia, for which we received the order in 2003. The construction period was the shortest in the world for a power plant project of this scale, and its successful completion won Sumitomo Corporation high marks for its project management know-how. In our independent power producer business, we acquired a stake in Amata Power Limited, which operates natural gas power plants in the suburbs of Bangkok, Thailand. The company has long-term power supply contracts with blue-chip customers, and it is expected to earn steady profits. Demand for electric power is on the rise in Thailand along with the country's economic development, and we will aim for further development of this business. In our environmental and energy-saving business, we actively undertook new projects. We agreed to implement a wind power generation project in China's Inner Mongolia Autonomous Region together with a subsidiary of Kyushu Electric Power Company, Incorporated, and China Datang Corporation, a major state-owned power company.

(iv) Media, Network & Lifestyle Retail Business Unit

In our media business, as part of our strategic reorganization, we divided Jupiter TV Co., Ltd., into a TV programming and content provider and a TV shopping company. Jupiter Telecommunications Co., Ltd., Japan's biggest cable TV company, absorbed the programming and content provider, becoming an integrated cable TV operator which collectively handles contents from production and acquisition to distribution. Through this absorption, we created a business framework capable of supplying high-quality contents matching market demands and expanded our earnings base. Meanwhile, we carried out a stock swap by which we made the TV shopping company a wholly owned subsidiary, thereby turning its affiliate, Jupiter Shop Channel Co., Ltd., which is the biggest company in this field, into an indirect subsidiary. We

---

[4] "EPC" is short for engineering, procurement, and construction, referring to construction contracts that extend from design and procurement all the way through installation.

will promote our retail business on a multi-channel basis, using TV sales in addition to our existing operations through stores, the Internet, and other channels. In our lifestyle retail business, we have expanded our portfolio of brand related businesses with measures including the acquisition of NARACAMICIE Co., Ltd., which imports and sells luxury brand ladies' apparel. We will also aim for further growth in this business area through expansion of online sales. In our network business, Sumisho Computer Systems Corporation established a business framework capable of providing integrated IT solutions and promoted various management reforms, resulting in increased profitability and solid performance.

(v) Chemical & Electronics Business Unit

In the field of basic, electronic and performance chemicals, we worked on strengthening our glass raw materials business, which is a priority area for us. In this connection, together with KCM Corporation and a local partner, we established a new company in the Australian state of Tasmania to produce high-purity silica for glass substrate used in LCD screens. In the electronics field, we expanded the territory of our electronics manufacturing services, from Asia where we had already been operating, to North America, where we launched full-fledged printed circuit board mounting operations for flat-panel televisions. In the field of life science, we entered into a contract for the supply of insecticide-treated mosquito nets in Senegal and Congo using funding from the World Bank, and will supply Olyset® Nets produced by Sumitomo Chemical Co., Ltd. We aim to spread sales of these nets in other regions, promoting them as effective tools in the fight to eradicate malaria being conducted by the World Health Organization.

(vi) Mineral Resources & Energy Business Unit

We invested actively in upstream mineral resource interests, a priority field for us. In the area of nonferrous metal mine development, together with partners including Sherritt International Corporation of Canada and Korea Resources Corporation of South Korea, we reached a financing agreement with a syndicate of international lenders, including government and private-sector financial institutions, regarding a large-scale project in Madagascar which comprehensively encompasses mining, processing, and refining of nickel and decided to proceed on to exploitation. Also, we began production in the silver-zinc-lead mining project in Bolivia of the world's largest class that we have been working jointly with Apex Silver Mines Limited of the United States. In addition, expecting the importance of nuclear power generation to increase in connection with concerns over global warming and the sharp rise in the price of crude oil, we joined Canada's Strathmore Minerals Corporation in conducting a feasibility study for a new uranium mine project in the state of New Mexico, United States. Furthermore, we invested additional capital in the holding company which owns the controlling rights of Assmang Limited, a South African mining company

with deposits of high-quality iron ore, manganese ore, and chrome ore. In the field of clean energy, we invested in China's Solargiga Energy Holdings Limited and entered into a strategic partnership with this company, which produces and recycles silicon materials for use in solar batteries. In our domestic liquefied petroleum gas business, we began consideration of consolidating our operations with those of Showa Shell Sekiyu K.K. We will work to improve our cost competitiveness and operational efficiency through cooperation with this company.

(vii) General Products & Real Estate Business Unit

In the field of food business, we have been focusing on increasing sales of the premium Kanjuku-Oh extra sweet bananas that are one of our main products. Since April this year, we have been running an aggressive advertising and promotion campaign, including TV commercials, in addition to enhancing our comprehensive system of producer to consumer supply. In the field of materials and supplies, we invested additional capital in OAO Terneyles, Russia's biggest integrated forestry company. Since the Russian government's decision to raise export tariffs on raw timber will effectively ban exports of the same starting in 2009, Terneyles will expand its lumber processing operations, and has already started to develop the necessary production facilities. In the field of construction and real estate, we entered into a comprehensive partnership agreement with GIC Real Estate Pte Ltd, a real estate investment corporation owned by the government of Singapore, under which we will jointly invest around ¥150 billion over two years in various commercial facilities in Japan. We will use our know-how and network to find promising targets for investment and to increase their value through effective development, operation, and management, thereby earning profits on a long-term basis.

(viii) Financial & Logistics Business Unit

In the financial business, we acquired Galliaplus Corporation, which supplies financing through receivables-backed loans in response to the increased demand for loans to small and midsize enterprises due to the credit crunch in financial markets. This company provides a distinctive service, holding a business model patent on it. By providing the company our own store of know-how in the area of credit risk assessment and cooperating with other organizations, such as firms specializing in the assessment of movable assets, we will provide an even higher quality of service. We also established SCM Securities Co. Ltd., a company with a securities business registration that will be necessary in Japan to conduct sales, solicitation, and investment activities regarding financial commodities under the new Financial Instruments and Exchange Law. Through this company we will further enhance our planning and sales abilities to provide financial commodities matching investors' needs. In the logistics business, we established an integrated automobile logistics company in Nanjing, China, which handles everything from

auto parts to finished vehicles, including carriage within assembly plants. The company will offer high-quality services in the fast-growing Chinese auto market, drawing on the know-how we have acquired through our two specialized logistics companies, one handling auto parts and materials and the other handling finished vehicles. We also started to offer regularly scheduled land transportation services linking Vietnam and South China (the Huanan region). We will take advantage of the faster delivery than by sea and the availability of regularly scheduled services to develop demand among Japanese companies with dispersed operations in both countries.
shareholders.

● **Management Challenges**

The focus of the GG Plan is to strengthen the accomplishments of the reform process since fiscal year 1999 and to head toward a new stage of development. Aiming for sustained growth, we will pursue both the improvement of quality and the expansion of our earnings base in a balanced manner, and we will strive to build an earnings base that will stably realize a risk-adjusted return of 15% or more over the long term. We consider the steady accomplishment of the objectives we have declared in the GG Plan through the leveraging of the integrated corporate strength of the entire Sumitomo Corporation Group to be our most important challenge.

The social and economic environment surrounding us is expected to continue to change rapidly. We will take these changes as chances and achieve sustained growth and development by leveraging our integrated corporate strength to the maximum extent, thereby making greater contributions to society. We will continue to work vigorously to achieve prosperity for and realize the dreams of our shareholders and all other stakeholders.
We sincerely request the ongoing understanding and support of all our shareholders.

# Consolidated Balance Sheets
Sumitomo Corporation and Subsidiaries
As of September 30, 2007 (Unaudited) and March 31,2007

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | September 30, 2007 | March 31, 2007 | September 30, 2007 |
| ASSETS | | | |
| Current assets: | | | |
| Cash and cash equivalents | ¥ 466,016 | ¥ 436,814 | $ 4,052 |
| Time deposits | 6,285 | 5,514 | 55 |
| Marketable securities | 17,376 | 17,304 | 151 |
| Receivables-trade | | | |
| Notes and loans | 299,849 | 292,630 | 2,607 |
| Accounts | 1,742,326 | 1,722,118 | 15,151 |
| Associated companies | 95,417 | 100,014 | 830 |
| Allowance for doubtful receivables | (14,314) | (13,594) | (124) |
| Inventories | 757,443 | 757,473 | 6,586 |
| Deferred income taxes | 41,361 | 39,314 | 360 |
| Advance payments to suppliers | 66,644 | 55,617 | 579 |
| Assets held for sale | 1,458,632 | 1,516,385 | 12,684 |
| Other current assets | 197,842 | 228,161 | 1,720 |
| Total current assets | 5,134,877 | 5,157,750 | 44,651 |
| Investments and long-term receivables: | | | |
| Investments in and advances to associated companies | 609,140 | 559,537 | 5,297 |
| Other investments | 862,932 | 833,825 | 7,504 |
| Long-term receivables | 715,598 | 706,107 | 6,222 |
| Allowance for doubtful receivables | (30,589) | (28,454) | (266) |
| Total investments and long-term receivables | 2,157,081 | 2,071,015 | 18,757 |
| Property and equipment, at cost less accumulated depreciation | 938,207 | 864,691 | 8,158 |
| Goodwill and other intangible assets | 343,241 | 255,526 | 2,985 |
| Prepaid expenses, non-current | 48,730 | 47,428 | 424 |
| Deferred income taxes, non-current | 14,460 | 11,632 | 126 |
| Other assets | 28,341 | 22,435 | 246 |
| Total | ¥ 8,664,937 | ¥ 8,430,477 | $ 75,347 |

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥115=US$1.

# Consolidated Balance Sheets

Sumitomo Corporation and Subsidiaries
As of September 30, 2007 (Unaudited) and March 31,2007

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | September 30, 2007 | March 31, 2007 | September 30, 2007 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | |
| Current liabilities: | | | |
| Short-term debt | ¥ 540,251 | ¥ 461,931 | $ 4,698 |
| Current maturities of long-term debt | 384,692 | 416,491 | 3,345 |
| Payables-trade | | | |
| Notes and acceptances | 108,598 | 107,865 | 944 |
| Accounts | 1,102,977 | 1,103,839 | 9,591 |
| Associated companies | 26,875 | 38,654 | 234 |
| Income taxes | 23,638 | 54,919 | 206 |
| Accrued expenses | 103,018 | 103,755 | 896 |
| Advances from customers | 88,763 | 79,152 | 772 |
| Liabilities associated with assets held for sale | 1,265,705 | 1,329,288 | 11,006 |
| Other current liabilities | 129,866 | 151,509 | 1,129 |
| Total current liabilities | 3,774,383 | 3,847,403 | 32,821 |
| Long-term debt, less current maturities | 2,868,699 | 2,764,352 | 24,945 |
| Accrued pension and retirement benefits | 10,116 | 9,835 | 88 |
| Deferred income taxes, non-current | 269,071 | 239,507 | 2,340 |
| Minority interests | 111,976 | 96,252 | 973 |
| Shareholders' equity: | | | |
| Common stock | 219,279 | 219,279 | 1,907 |
| Additional paid-in capital | 290,870 | 279,711 | 2,529 |
| Retained earnings | | | |
| Appropriated for legal reserve | 17,696 | 17,696 | 154 |
| Unappropriated | 844,747 | 755,159 | 7,346 |
| | 862,443 | 772,855 | 7,500 |
| Accumulated other comprehensive income | 259,378 | 222,290 | 2,255 |
| Treasury stock, at cost | (1,278) | (21,007) | (11) |
| Total shareholders' equity | 1,630,692 | 1,473,123 | 14,180 |
| Total | ¥ 8,664,937 | ¥ 8,430,477 | $ 75,347 |

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥115=US$1.

# Consolidated Statements of Income

| | Millions of yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| **Revenues:** | | | |
| Sales of tangible products | ¥ 1,330,111 | ¥ 1,256,220 | $ 11,566 |
| Sales of services and others | 313,813 | 279,101 | 2,729 |
| Total revenues | 1,643,924 | 1,535,321 | 14,295 |
| **Cost:** | | | |
| Cost of tangible products sold | 1,093,439 | 1,042,609 | 9,508 |
| Cost of services and others | 83,280 | 77,083 | 724 |
| Total cost | 1,176,719 | 1,119,692 | 10,232 |
| Gross profit | 467,205 | 415,629 | 4,063 |
| **Other income (expenses):** | | | |
| Selling, general and administrative expenses | (329,185) | (294,687) | (2,863) |
| Settlements on copper trading litigation | - | 9,612 | - |
| Provision for doubtful receivables | (4,767) | (1,029) | (41) |
| Impairment losses on long-lived assets | (493) | (314) | (4) |
| Gain on sale of property and equipment, net | 427 | 1,345 | 4 |
| Interest income | 14,218 | 16,027 | 124 |
| Interest expense | (35,818) | (32,280) | (312) |
| Dividends | 8,304 | 7,688 | 72 |
| Other than temporary impairment losses on securities | (10,179) | (518) | (89) |
| Gain on sale of marketable securities and other investments, net | 33,620 | 4,698 | 292 |
| Gain on issuances of stock by subsidiaries and associated companies | 65 | - | 1 |
| Equity in earnings of associated companies, net | 25,068 | 33,968 | 218 |
| Other, net | 431 | (95) | 4 |
| Total other income (expenses) | (298,309) | (255,585) | (2,594) |
| Income before income taxes and minority interests in earnings of subsidiaries | 168,896 | 160,044 | 1,469 |
| Income taxes | 53,312 | 55,406 | 464 |
| Income before minority interests in earnings of subsidiaries | 115,584 | 104,638 | 1,005 |
| Minority interests in earnings of subsidiaries, net | (3,620) | (2,586) | (31) |
| Net income | ¥ 111,964 | ¥ 102,052 | $ 974 |
| Total trading transactions | ¥ 5,695,355 | ¥ 5,246,611 | $ 49,525 |

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥115=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

# Consolidated Statements of Shareholders' Equity and Comprehensive Income

Sumitomo Corporation and Subsidiaries

For the six-month periods ended September 30, 2007 (Unaudited) and the year ended March 31,2007

| | Millions of Yen | | | | Millions of U.S. Dollars | |
|---|---|---|---|---|---|---|
| | September 30, 2007 | | March 31, 2007 | | September 30, 2007 | |
| **Common stock:** | | | | | | |
| Balance, beginning of period | ¥ | 219,279 | ¥ | 219,279 | $ | 1,907 |
| Balance, end of period | ¥ | 219,279 | ¥ | 219,279 | $ | 1,907 |
| **Additional paid-in capital:** | | | | | | |
| Balance, beginning of period | ¥ | 279,711 | ¥ | 279,470 | $ | 2,432 |
| Increase due to stock exchange agreement | | 11,190 | | - | | 97 |
| Other, net | | (31) | | 241 | | 0 |
| Balance, end of period | ¥ | 290,870 | ¥ | 279,711 | $ | 2,529 |
| **Retained earnings appropriated for legal reserve:** | | | | | | |
| Balance, beginning of period | ¥ | 17,696 | ¥ | 17,696 | $ | 154 |
| Balance, end of period | ¥ | 17,696 | ¥ | 17,696 | $ | 154 |
| **Unappropriated retained earnings:** | | | | | | |
| Balance, beginning of period | ¥ | 755,159 | ¥ | 579,217 | $ | 6,567 |
| Net income | | 111,964 | | 211,004 | | 974 |
| Cash dividends | | (22,376) | | (36,188) | | (195) |
| Effect of the change in the reporting period of subsidiaries and associated companies and others | | - | | 1,126 | | - |
| Balance, end of period | ¥ | 844,747 | ¥ | 755,159 | $ | 7,346 |
| **Accumulated other comprehensive income (loss), net of tax:** | | | | | | |
| Balance, beginning of period | ¥ | 222,290 | ¥ | 213,767 | $ | 1,933 |
| Other comprehensive income, net of tax | | 37,088 | | 42,329 | | 322 |
| Adjustment to initially apply SFAS No.158 | | - | | (30,436) | | - |
| Effect of the change in the reporting period of subsidiaries and associated companies | | - | | (3,370) | | - |
| Balance, end of period | ¥ | 259,378 | ¥ | 222,290 | $ | 2,255 |
| **Treasury stock, common stock:** | | | | | | |
| Balance, beginning of period | ¥ | (21,007) | ¥ | (5,454) | $ | (183) |
| Increase due to Sumisho Lease becoming a subsidiary | | - | | (15,468) | | - |
| Purchase of treasury stock for stock exchange agreement | | (72,245) | | - | | (628) |
| Decrease due to stock exchange agreement | | 91,680 | | - | | 797 |
| Other, net | | 294 | | (85) | | 3 |
| Balance, end of period | ¥ | (1,278) | ¥ | (21,007) | $ | (11) |
| **Disclosure of comprehensive income (loss):** | | | | | | |
| Net income for the period | ¥ | 111,964 | ¥ | 211,004 | $ | 974 |
| Net unrealized holding gains (losses) on securities available-for-sale | ¥ | 19,971 | ¥ | 11,925 | $ | 174 |
| Foreign currency translation adjustments | | 18,661 | | 25,688 | | 162 |
| Net unrealized gains (losses) on derivatives | | 1,305 | | 4,716 | | 11 |
| Pension liability adjustments | | (2,849) | | - | | (25) |
| Other comprehensive income, net of tax | ¥ | 37,088 | ¥ | 42,329 | $ | 322 |
| Comprehensive income for the period | ¥ | 149,052 | ¥ | 253,333 | $ | 1,296 |

Note: Effective from March 31, 2007, the Companies adopted SFAS No. 158, requiring the recognition of the funded status. Accordingly, the Companies recognized the funded status (i.e., the difference between the projected benefit obligations and the fair value of the plan assets) of their pension plans in the Consolidated Balance Sheet as of September 30, 2007 and as of March 31, 2007, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax.

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥115=US$1.

## Condensed Consolidated Statements of Cash Flows

Sumitomo Corporation and Subsidiaries
For the six-month periods ended September 30, 2007 and 2006
(Unaudited)

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| Operating activities: | | | |
| Net income | ¥ 111,964 | ¥ 102,052 | $ 974 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 62,272 | 55,033 | 541 |
| Provision for doubtful receivables | 4,767 | 1,029 | 41 |
| Impairment losses on long-lived assets | 493 | 314 | 4 |
| Gain on sale of property and equipment, net | (427) | (1,345) | (4) |
| Other than temporary impairment losses on securities | 10,179 | 518 | 89 |
| Gain on sale of marketable securities and other investments, net | (33,620) | (4,698) | (292) |
| Gain on issuances of stock by subsidiaries and associated companies | (65) | - | (1) |
| Equity in earnings of associated companies, less dividends received | (6,402) | (21,531) | (56) |
| Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures: | | | |
| Decrease (increase) in receivables | 15,146 | (36,973) | 132 |
| Increase in inventories | (7,735) | (28,396) | (67) |
| (Decrease) increase in payables | (11,205) | 60,808 | (97) |
| Other, net | 30,560 | 20,122 | 266 |
| Net cash provided by operating activities | 175,927 | 146,933 | 1,530 |
| Investing activities: | | | |
| Changes in: | | | |
| Property, equipment and other assets | (304,022) | (73,069) | (2,644) |
| Marketable securities and investments | 14,955 | (50,836) | 130 |
| Loans and other receivables | 132,780 | (14,807) | 1,155 |
| Time deposits | 70 | 26 | 1 |
| Net cash used in investing activities | (156,217) | (138,686) | (1,358) |
| Free Cash Flows: | 19,710 | 8,247 | 172 |
| Financing activities: | | | |
| Changes in: | | | |
| Short-term debt | 53,612 | 8,873 | 467 |
| Long-term debt | 43,324 | 213,313 | 377 |
| Cash dividends paid | (22,376) | (17,470) | (195) |
| Acquisition of treasury stock, net | (70,843) | (97) | (616) |
| Other, net | 627 | 536 | 5 |
| Net cash provided by financing activities | 4,344 | 205,155 | 38 |
| Effect of exchange rate changes on cash and cash equivalents | 2,817 | 1,237 | 24 |
| Effect of the change in the reporting period of subsidiaries and associated companies | - | 3,815 | - |
| Net increase in cash and cash equivalents included in assets held for sale | 2,331 | - | 20 |
| Net increase in cash and cash equivalents | 29,202 | 218,454 | 254 |
| Cash and cash equivalents, beginning of period | 436,814 | 522,000 | 3,798 |
| Cash and cash equivalents, end of period | ¥ 466,016 | ¥ 740,454 | $ 4,052 |

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥115=US$1.

Sumitomo Corporation and Subsidiaries
Six-month periods ended September 30, 2007 and 2006
(Unaudited)

Operating segments:

2007:

| Segment | Gross profit | Net income | Segment assets (As of September 30) | Total trading transactions |
|---|---|---|---|---|
| | Millions of Yen | | | |
| Metal Products | ¥ 39,675 | ¥ 12,494 | ¥ 811,900 | ¥ 961,296 |
| Transportation & Construction Systems | 76,248 | 17,907 | 1,279,311 | 857,577 |
| Infrastructure | 21,480 | 9,610 | 469,607 | 180,510 |
| Media , Network & Lifestyle Retail | 75,783 | 7,760 | 669,642 | 272,206 |
| Chemical & Electronics | 24,400 | 3,714 | 390,905 | 560,770 |
| Mineral Resources & Energy | 21,870 | 14,352 | 757,099 | 1,311,972 |
| General Products & Real Estate | 63,930 | 9,628 | 745,768 | 442,968 |
| Financial & Logistics | 14,914 | 2,355 | 413,525 | 52,615 |
| Domestic Regional Business Units and Offices | 21,373 | 4,113 | 489,154 | 544,154 |
| Overseas Subsidiaries and Branches | 105,015 | 22,735 | 1,072,037 | 1,099,747 |
| Segment Total | 464,688 | 104,668 | 7,098,948 | 6,283,815 |
| Corporate and Eliminations | 2,517 | 7,296 | 1,565,989 | (588,460) |
| Consolidated | ¥ 467,205 | ¥ 111,964 | ¥ 8,664,937 | ¥ 5,695,355 |

2006:

| Segment | Gross profit | Net income | Segment assets (As of March 31) | Total trading transactions |
|---|---|---|---|---|
| | Millions of Yen | | | |
| Metal Products | ¥ 37,667 | ¥ 13,717 | ¥ 799,211 | ¥ 829,857 |
| Transportation & Construction Systems | 70,338 | 13,825 | 1,140,692 | 888,544 |
| Infrastructure | 13,816 | 5,821 | 472,603 | 142,075 |
| Media , Network & Lifestyle Retail | 58,159 | 3,316 | 513,927 | 221,813 |
| Chemical & Electronics | 24,945 | 4,159 | 390,521 | 515,827 |
| Mineral Resources & Energy | 23,502 | 10,906 | 726,421 | 1,028,186 |
| General Products & Real Estate | 57,425 | 7,943 | 741,721 | 420,634 |
| Financial & Logistics | 16,259 | 4,397 | 430,059 | 109,194 |
| Domestic Regional Business Units and Offices | 19,727 | 2,811 | 508,777 | 523,297 |
| Overseas Subsidiaries and Branches | 111,415 | 23,594 | 1,035,653 | 1,052,811 |
| Segment Total | 433,253 | 90,489 | 6,759,585 | 5,732,238 |
| Corporate and Eliminations | (17,624) | 11,563 | 1,670,892 | (485,627) |
| Consolidated | ¥ 415,629 | ¥ 102,052 | ¥ 8,430,477 | ¥ 5,246,611 |

2007:

| Segment | Gross profit | Net income | Segment assets (As of September 30) | Total trading transactions |
|---|---|---|---|---|
| | Millions of U.S.Dollars | | | |
| Metal Products | $ 345 | $ 109 | $ 7,060 | $ 8,359 |
| Transportation & Construction Systems | 663 | 156 | 11,124 | 7,457 |
| Infrastructure | 187 | 83 | 4,084 | 1,570 |
| Media , Network & Lifestyle Retail | 659 | 67 | 5,823 | 2,367 |
| Chemical & Electronics | 212 | 32 | 3,399 | 4,876 |
| Mineral Resources & Energy | 190 | 125 | 6,583 | 11,408 |
| General Products & Real Estate | 556 | 84 | 6,485 | 3,852 |
| Financial & Logistics | 130 | 20 | 3,596 | 458 |
| Domestic Regional Business Units and Offices | 186 | 36 | 4,254 | 4,732 |
| Overseas Subsidiaries and Branches | 913 | 198 | 9,322 | 9,563 |
| Segment Total | 4,041 | 910 | 61,730 | 54,642 |
| Corporate and Eliminations | 22 | 64 | 13,617 | (5,117) |
| Consolidated | $ 4,063 | $ 974 | $ 75,347 | $ 49,525 |

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥115=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.
3) From this fiscal year, we have changed the operating segments according to the reorganization of our Business Units on Apirl 1st, 2007. The operating segment information of the same period of the previous year have also been reclassified.

# Net Income per Share

## Sumitomo Corporation and Subsidiaries

For the six-month periods ended September 30, 2007 and 2006

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the six-month periods ended September 30, 2007, and 2006 is as follows:

| | Millions of Yen | | Millions of U.S. Dollars |
|---|---|---|---|
| Income (Numerator) | 2007 | 2006 | 2007 |
| Net income | ¥ 111,964 | ¥ 102,052 | $974 |

| | Number of shares | |
|---|---|---|
| Shares (Denominator) | 2007 | 2006 |
| Weighted-average shares—basic | 1,232,313,455 | 1,244,360,401 |
| Dilutive effect of: | | |
| Stock options | 223,153 | 183,708 |
| Weighted-average shares—diluted | 1,232,536,608 | 1,244,544,109 |

| | Yen | | U.S. Dollars |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| Net income per share: | | | |
| Basic | ¥ 90.86 | ¥ 82.01 | $0.79 |
| Diluted | ¥ 90.84 | ¥ 82.00 | $0.79 |

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥115=US$1.

SUBSEQUENT EVENTS

**Sumitomo Mitsui Financial Group, Inc.** (hereinafter referred to as "SMFG") and **Sumitomo Corporation** (hereinafter referred to as "SC") have reached a final agreement on 30th July, 2007 concerning strategic joint business in leasing and auto leasing businesses, the merger of **SMBC Leasing Company, Limited** (hereinafter referred to as "**SMBC Leasing**") and **Sumisho Lease Co., Ltd.** (hereinafter referred to as "**Sumisho Lease**"), and the merger of **Sumisho Auto Leasing Corporation** (hereinafter referred to as "**Sumisho Auto Lease**") and **SMBC Auto Leasing Company, Limited** (hereinafter referred to as "**SMBC Auto Leasing**"), and these mergers were completed on 1st October, 2007, as follows:

(1) Merger of Sumisho Lease and SMBC Leasing

a. Merger Structure
Sumisho Lease is a surviving company, and SMBC Leasing was dissolved.

b. Allotment Ratio of Stocks
1.4859 shares of common stock of SMFL were issued and allocated to SMFG for 1 share of common stock of SMBC Leasing and 5.7050 shares of classified stock of SMFL were issued and allocated to SMFG for 1 share of classified stock of SMBC Leasing.

c. Shareholder Composition of the Merged Company
SMFG: 55% (a consolidated subsidiary of SMFG)
SC: 45% (an equity-method associated company of SC)

d. Trade Name of the Merged Company
Sumitomo Mitsui Finance and Leasing Company, Limited

(2) Merger of Sumisho Auto Lease and SMBC Auto Leasing

a. Merger Structure
Sumisho Auto Lease is a surviving company, and SMBC Auto Leasing was dissolved.

b. Allotment Ratio of Stocks
717.8632 shares of common stock of SMAS were issued and allocated to SMFG for 1 share of common stock of SMBC Auto Leasing.

c. Shareholder Composition of the Merged Company
SC: 60% (a consolidated subsidiary of SC)
SMFG: 40% (an equity-method associated company of SMFG)

d. Trade Name of the Merged Company
Sumitomo Mitsui Auto Service Company, Limited

END